[NETWORK EQUIPMENT TECHNOLOGIES, INC. – LETTERHEAD]

September 22, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

Kathleen Collins, Accounting Branch Chief

Re:

Network Equipment Technologies, Inc.

Annual Report on Form 10-K for Fiscal Year Ended March 25, 2011

Filed June 08, 2011

File No. 001-10255

Dear Ms. Collins:

This letter is in response to your correspondence to Network Equipment Technologies, Inc. dated September 8, 2011 concerning the above-referenced filing. In that letter, you requested that we respond to the comments within ten business days or advise the Staff when we will respond. As discussed with you today, we anticipate our response will be submitted no later than October 6, 2011.

Very truly yours,

Network Equipment Technologies, Inc.

 /s/ FRANK SLATTERY

Frank Slattery

Vice President and General Counsel